UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

Update on Resolution for Cancellation of Treasury Shares

On April 9, 2026, KB Financial Group Inc. (“KB Financial Group”) updated its previous disclosure made on its Form 6-K furnished on February 5, 2026 titled “Resolution for the Cancellation of Treasury Shares” (the “Original Report”) regarding the resolution made by the board of directors of KB Financial Group to cancel certain of its treasury shares. Except as disclosed below, the key details remain the same as were previously disclosed in the Original Report:

Type and Number of Shares to be Cancelled		Common Shares	3,899,988 shares

Estimated Amount of Shares to be Cancelled		KRW 599,999,977,300

Scheduled Period of Acquisition of Treasury Shares for Cancellation	From	February 6, 2026
	To	April 9, 2026

Scheduled Date of Cancellation		May 15, 2026

Other Material Information for an Investment Decision

•

Legal basis for the cancellation of treasury shares: Article 343-1 of the Commercial Code of Korea.

•

The cancellation of these shares constitutes the cancellation of treasury shares acquired within the limits of profits available for the payment of dividends. As such, the total number of issued shares (common shares) will decrease, but there will be no reduction in the paid-in capital of KB Financial Group.

•

The “Estimated Amount of Shares to be Cancelled” above is calculated based on the book value of the shares to be cancelled as of the date of this report.

•

The above “Scheduled Date of Cancellation” is subject to change based on the outcome of consultations with the relevant authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 9, 2026	By:	/s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer